Exhibit 6.1.1
termination agreement
This Termination Agreement (this “Agreement”), dated as of October 14, 2020 (the “Termination Date”), is entered into by and between Otis Collection LLC (the “Company”) and North Capital Private Securities Corporation (“NCPS”). Each of the Company and NCPS are individually referred to herein as a “Party” and together as the “Parties.”
Recitals
A.
The Company and NCPS are parties to that certain Broker Dealer Services Agreement, dated as of November 15, 2019, as amended by that certain Amendment to Broker Dealer Services Agreement, dated as of February 11, 2020 (as amended and/or restated, the “Broker Dealer Agreement”).
B.
The Company desires to terminate the Broker Dealer Agreement, and the Parties agree to terminate the Broker Dealer Agreement on the terms and conditions as set forth in this Agreement.
Now, therefore, the Parties agree as follows:
Agreement
1.
Termination Notice Waiver; Termination. Each Party hereby waives Section 4.3 of the Broker Dealer Agreement, which otherwise requires 60 days’ prior written notice of termination, and terminates the Broker Dealer Agreement, and the Broker Dealer Agreement is terminated effective as of the Termination Date.
2.
Survival. Notwithstanding this Agreement, each Party shall continue to be bound by the provisions of the Broker Dealer Agreement that reasonably require some action or forbearance (or are required to implement such action or forbearance) after such termination, including, without limitation, those related to the Company’s indemnification obligations, limitations of and exclusions to NCPS’s liability, warranties and confidentiality, and such provisions shall survive.
3.
Miscellaneous.
(a)
This Agreement comprises the full and complete agreement of the Parties with respect to the termination of the Broker Dealer Agreement and supersedes and cancels all prior communications, understandings and agreements between the Parties regarding such termination, whether written or oral, expressed or implied.
(b)
This Agreement shall be governed by and construed and interpreted in accordance with the substantive laws of the State of Delaware, without regard to conflict of laws principles. The dispute resolution provisions set forth in Section 19 of the Broker Dealer Agreement are incorporated herein by reference and shall survive this Agreement.
(c)
This Agreement may be executed in multiple counterparts, each of which will be deemed an original, and all of which will constitute the same document. A signed copy of this Agreement by facsimile, email or other means of electronic transmission or signature is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
(d)
This Agreement may not be amended, altered or modified except by a written instrument executed by each Party. No course of dealing between or among any persons or entities having any interest in this Agreement, or action taken by any such person or entity, will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any person or entity under or by reason of this Agreement.

[Signatures appear on following page]

In witness whereof, the Parties have executed or caused the execution of this Agreement effective as of the Termination Date.

COMPANY:		NCPS:

Otis Collection LLC		North Capital Private Securities Corporation
By: Otis Wealth, Inc., its Manager

By:	/s/ Keith Marshall	By:	/s/ James P. Dowd
Name:	Keith Marshall	Name:	James P. Dowd
Title:	General Counsel	Title:	President and Chief Executive Officer